**UNITED STATES DISTRICT COURT
FOR THE SOUTHERN DISTRICT OF NEW YORK**

NANO DIMENSION LTD.,
 	
       Plaintiff,
 	
v.
 	
MURCHINSON LTD., EOM MANAGEMENT LTD., NOMIS BAY LTD., BPY LIMITED, ANSON ADVISORS INC., ANSON FUNDS MANAGEMENT LP, ANSON MANAGEMENT GP LLC, BOOTHBAY FUND MANAGEMENT, LLC, BOOTHBAY ABSOLUTE RETURN STRATEGIES, LP and BOOTHBAY DIVERSIFIED ALPHA MASTER FUND, LP,
 	
       Defendants.
	Case No: 1:23-cv-02566
	
	FIRST AMENDED COMPLAINT FOR:
	
	1. **Violation of Exchange Act Section 13(d), 15 U.S.C. § 78m(d) (Failure to File Schedule 13D)**
	2. **Violation of Exchange Act Section 13(d), 15 U.S.C. § 78m(d) (False and Misleading Schedule 13D)**
	3. **Breach of Contract**
	4. **Tortious Interference with Business Relations**
	5. **Unjust Enrichment**
	
	JURY TRIAL DEMANDED

J. Noah Hagey, Esq.
Jonathan Kortmansky, Esq.
Melissa Ginsberg, Esq.
BRAUNHAGEY & BORDEN LLP
118 W 22nd Street, 12th Floor
New York, NY 10011
Telephone: (646) 829-9403
Facsimile: (415) 276-1808
hagey@braunhagey.com
kortmansky@braunhagey.com
ginsberg@braunhagey.com

Attorneys for Plaintiff Nano Dimension Ltd.

Plaintiff Nano Dimension Ltd. ("Nano"), alleges against Defendants Murchinson Ltd., EOM Management LTD, Nomis Bay Ltd., and BPY Ltd. (together, "Murchinson"), Boothbay Fund Management, LLC, Boothbay Absolute Return Strategies LP and Boothbay Diversified Alpha Master Fund, LP (together, "Boothbay"), and Anson Advisors Inc., Anson Funds Management LP, and Anson Management GP LLC (together, "Anson") as follows:

INTRODUCTION

1. Plaintiff Nano is a revolutionary 3D printing company with more than 500 employees in the United States, Israel, Switzerland, the United Kingdom, the Netherlands, and Australia. It brings this action to halt Defendants' scheme to manipulate the public trading of Nano's stock in violation of U.S. securities laws and at the expense of the company, innocent investors, and employees.

2. Defendants are a consortium of hedge fund short-sellers who conspired to obtain a large stake in Nano by working in tandem to lower the price of the company's public securities in order to buy them for themselves. Their playbook is simple: they find a promising company like Nano that has attracted significant investment, furtively acquire a large position, and then seek to dismantle the company and distribute its cash for Defendants' own benefit. Such conduct violates numerous securities and legal strictures and has caused Defendants to be named as defendants in actions brought by the U.S. Securities and Exchange Commission and other government and private organizations.

3. Nano has traded on NASDAQ through American Depository Shares ("ADSs") for seven years. Between 2020 and 2022, Nano's annual revenues grew by over 1,180% and investors lined up to invest, helping the company raise substantial cash to fund its development and expansion efforts.

1

4.   Beginning in 2022, Defendants began targeting Nano by manipulating the price and market for Nano ADSs, acquiring a large undisclosed interest, and ultimately mounting a bid for control. They did so in violation of SEC regulations that require investors (or coordinated groups of investors) to disclose when they acquire beneficial ownership of 5% or more of a company's shares. The regulations exist to protect other investors and the issuers from stock price manipulation and creeping takeover attempts. Defendants failed to make the disclosures in order to avoid regulatory and investor scrutiny. Defendants then attempted to use their newly-acquired ownership of Nano securities to raid the company.

5.   On approximately September 5, 2022, Murchinson made a sudden non-binding offer to purchase Nano, stating that it already owned more than 10 million company ADSs, reflecting approximately 4% of Nano's outstanding stock. On September 7, 2022—just two days later—Anson executed two large purchases within a matter of minutes. The September 7 trades totaled 1.86 million shares, a value of more than $4.5 million. Murchinson's offer was, at this point, supposed to be confidential. But the trades were not a coincidence: they were designed for Anson to profit off the non-public material information that Murchinson had made an offer to purchase Nano, and to further increase Defendants' holdings in the company before news of the offer became public.

6.   Nano's Board of Directors rebuffed Defendants' offer, which was premised on Defendants' illegal share manipulations and was contrary to the long-term interests of shareholders. In response, in late 2022 and spanning into 2023, Defendants launched a public smear campaign against Nano and its management, driving down Nano's share price so that Defendants could acquire even more shares at artificially reduced prices. Defendants again violated U.S. securities law disclosures designed precisely to alert the market to such activity. Defendants ultimately acquired cumulative ownership interests in Nano above 10% and continue

to seek to overthrow the company's Board and wrest control from its managers, in direct violations of the U.S. securities laws and clear contract provisions preventing such conduct.

7.   Nano seeks to prevent Defendants from engaging in further misuse of their improperly acquired interests, and to compensate Nano for Defendants' misconduct—including by disgorging Defendants' shares and profits wrongfully earned through unlawful trades, breaches of contract, and tortious interference with Nano's business relationships.

THE PARTIES

8.   Plaintiff Nano Dimension Ltd. is an Israel-based manufacturer with operations in Israel, the United States, Switzerland, the United Kingdom, the Netherlands, and Australia. Nano's portfolio solutions include additively manufactured electronics ("AME"), printed electronics, micro additive manufacturing, artificial intelligence deep learning, surface-mount technology, and inkjet solutions. It is based at 2 Ilan Ramon Street, Ness-Ziona Science Park, Ness Ziona, HaDarom, Israel 7403635. Nano's ADSs trade on NASDAQ in New York under the ticker symbol "NNDM."

A.   The Murchinson Defendants

9.   Defendant Murchinson Ltd. is a Toronto-based hedge fund founded in 2012 and controlled by Marc Bistricer. Murchinson is registered in New Jersey, with a registered agent listed as Chaim Bodner and a mailing address 35 Laurel Ave, Clifton, New Jersey 07012. According to its March 6, 2023 Schedule 13D filed with the SEC, Defendant Murchinson Ltd. is the sole beneficial owner of 6,747,938 American Depository Shares ("ADSs") of Nano and the shared beneficial owner of an additional 6,747,939 ADSs of Nano.

10.   According to Murchinson's Form 13F filed with the SEC, Murchinson held at least 14,508,539 Nano ADS by March 31, 2023.

11.   Murchinson owns and controls the ADSs of Nano through several entities under its control, including Defendants EOM Management LTD ("EOM"), Nomis Bay Ltd. ("Nomis"), and BPY Limited ("BPY").

12.   Defendant EOM Management Ltd ("EOM") is a hedge fund manager controlled by Murchinson Ltd. that operates Murchinson's private funds. According to Murchinson Ltd.'s March 6, 2023 Schedule 13D, EOM is the beneficial owner of 6,747,939 ADSs of Nano. SEC filings identify EOM's address as 51 Church Street, 5th Floor, Hamilton, Bermuda HM 12.

13.   Defendant Nomis Bay Ltd. ("Nomis") is a hedge fund operated by EOM and controlled ultimately by Murchinson Ltd. According to Murchinson Ltd.'s March 6, 2023 Schedule 13D, Nomis is the beneficial owner of 4,048,763 ADSs of Nano. Nomis's public filings with the SEC identify its offices as Wessex House, 3rd Floor, 45 Reid Street, Hamilton, Bermuda HM 12.

14.   Defendant BPY Limited ("BPY") is a hedge fund operated by EOM and controlled ultimately by Murchinson Ltd. According to Murchinson Ltd.'s March 6, 2023 Schedule 13D, BPY is the shared beneficial owner of 2,699,176 ADSs of Nano. BPY's public filings with the SEC identify its offices as Wessex House, 3rd Floor, 45 Reid Street, Hamilton, Bermuda HM 12.

15.   Defendants Murchinson Ltd., Nomis, BPY, and EOM are collectively referred to as "Murchinson."

B.   The Boothbay Defendants

16.   Defendant Boothbay Fund Management, LLC, ("Boothbay Management") is an investment advisor firm with its office at Two Grand Central Tower, 140 E 45th St., 14th Floor, New York, NY 10017.

17.   Boothbay Management is the owner of at least 5,238,542 ADSs of Nano, as reflected on its Form 13F for the period ending December 31, 2022.

18.   According to Boothbay's Form 13F filed with the SEC, Boothbay held at least 7,122,938 Nano ADS by March 31, 2023.

19.   Boothbay Management owns these shares through entities that its owns and controls including two hedge funds it operates: Boothbay Absolute Return Strategies LP and Boothbay Diversified Alpha Master Fund, LP.

20.   Boothbay Absolute Return Strategies LP's public filings with the SEC state that it is a Delaware Corporation with its principal place of business located at 140 East 45th Street, New York, NY.

21.   On information and belief, Boothbay Diversified Alpha Master Fund also has a principal place of business located at 140 East 45th Street, New York, NY.

22.   Defendants Boothbay Management, Boothbay Absolute Return Strategies LP and Boothbay Diversified Alpha Master Fund, LP are collectively referred to herein as "Boothbay."

23.   Boothbay is closely aligned with Murchinson with respect to its investment in Nano. Murchinson controls Boothbay's investment in Nano and acts as Boothbay's legal agent, as disclosed in Murchinson's purported "Notice of Special General Meeting of [Nano] Shareholders" dated February 13, 2023, which was signed by Boothbay Absolute Return Strategies LP and Boothbay Diversified Alpha Master Fund, LP "pursuant to Power of Attorney granted to Murchinson Ltd."

24.   Boothbay's close relationship with Murchinson extends beyond their coordination with respect to Nano. Boothbay is an advisor to two of Defendant Murchinson's private funds, Fund #8 and Fund #9, according to Murchinson's November 18, 2022 Form ADV.

25.   Boothbay has claimed in this litigation that Murchinson purchased and manages the Nano ADS owned by Boothbay on its behalf.

26.   However, Boothbay has also admitted that it exercises investment discretion and voting power over the Nano ADSs it owns, including those allegedly managed by Murchinson. Boothbay's Form 13F filings with the SEC for March 2022 through March 2023 all admit that Boothbay exercises investment discretion and voting power over its Nano ADSs, rendering it a beneficial owner as a matter of law.

C.   The Anson Defendants

27.   Defendant Anson Advisors Inc. ("Anson Advisors") is a private asset management firm and an advisor to several investment funds (the "Anson Funds"). Anson Advisors' public filings identify its offices at 155 University Ave, Suite 207, Toronto, ON, M5H 3B7. Anson Advisors' CEO is Moez Kassam and its Secretary and Chief Compliance Office is Amin Nathoo. Anson Advisors is the beneficial owner of 13,252,136 ADSs of Nano, according to the March 10, 2023 Schedule 13D filed by Anson Funds Management LP.

28.   Anson Advisors owns and controls these Nano ADSs through several entities under its control, including Defendants Anson Funds Management LP ("Anson Management") and Anson Management GP LLC ("Anson GP").

29.   Defendant Anson Funds Management LP is an investment fund manager of the Anson Funds. Anson Management's public filings identify its address as 16000 Dallas Parkway, Suite 800, Dallas, TX 75248. Anson Management is the direct owner of 13,252,136 Nano ADSs, according to the March 10, 2023 Schedule 13D that it filed with the SEC.

30.   Defendant Anson Management GP LLC ("Anson GP") is the General Partner of Anson Management. On information and belief, Anson GP is located at 16000 Dallas Parkway,

Suite 800, Dallas, TX 75248. Anson GP is the beneficial owner of the same 13,252,136 Nano ADSs, according to the March 10, 2023 Schedule 13D filed by Anson Funds Management LP.

31.   Defendants Anson Advisors, Anson Management, Anson GP, and the Anson Funds are collectively referred to herein as "Anson."

32.   In total, Anson is the beneficial owner of 13,252,136 shares of Nano ADS, according to its March 9, 2023 Schedule 13D.

33.   According to Anson's Form 13F filed with the SEC, Anson held at least 13,981,102 Nano ADS by March 31, 2023.

D.   **Defendants' Conspiracy**

34.   As detailed below, Murchinson, Anson, and Boothbay conspired and acted together to manipulate the price of Nano's ADSs and secretly acquire more than 10% of Nano's shares in an effort to seize control of the company and raid its assets. In furtherance of this scheme, Defendants evaded disclosure requirements by failing to disclose the existence and purpose of their group as legally required and by filing false and misleading regulatory disclosures with the SEC, and worked together to stage a fake "shareholder" meeting to take control of the Company in violation of the Deposit Agreement that governs their rights as ADS certificate holders.

35.   Upon information and belief, Defendants coordinated these efforts and intentionally violated their disclosure obligations in order to allow themselves to amass a large stake in Nano without alerting other shareholders, investors, or the company regarding the true nature of their plans.

36.   Murchinson, Anson, and Boothbay's conduct alleged in this Complaint is part of a joint conspiracy in which each of Murchinson, Anson, and Boothbay, and each of their affiliates, aided and abetted the conduct of the other, acting as each other's agents and co-conspirators.

Further details regarding each Defendant's participation and assistance in the conspiracy are uniquely within Defendants' possession, custody and control.

JURISDICTION AND VENUE

37.   Subject matter jurisdiction of this Court is proper pursuant to § 27 of the Exchange Act, 15 U.S.C. §78aa.

38.   Personal jurisdiction over all Defendants is also proper in this Court pursuant to § 27 of the Exchange Act, 15 U.S.C. §78aa and New York C.P.L.R. § 302(a). Defendants have acted and transacted business within this district with respect to the facts and circumstances underlying this dispute, including without limitation by transacting in ADSs involving a depositary bank in this District, executing trades on NASDAQ facilities located within this District, and attending meetings in this District concerning Nano themselves and through their agents. In addition, the Deposit Agreement that governs Defendants' holdings of Nano's ADS is governed by New York law.

39.   This Court has supplemental jurisdiction over Plaintiffs' state law claims pursuant to 28 U.S.C. § 1367 because the state law claims form part of the same case or controversy as Plaintiffs' claims for violation of the Exchange Act.

40.   Upon information and belief, in connection with the acts, transactions, and conduct alleged herein, Defendants directly and indirectly used the means and instrumentalities of interstate commerce, including interstate telephone communications, interstate electronic communications, and the facilities of a national securities exchange.

41.   Venue is proper in this Judicial District pursuant to § 27 of the Exchange Act and 28 U.S.C. §1391(b).

FACTS

I. NANO'S TECHNOLOGICAL INNOVATIONS AND SUCCESS

42. Founded in 2012, Nano develops and provides intelligent machines that are changing the way the world manufactures. Its pioneering solutions are transforming design and production to match increased efficiency demands. It specializes in reinventing analog and manual processes into fast, integrated, digital systems and has been an extraordinary technological innovator, especially in the 3D printing space.

43. Nano is based in Israel. Nano began publicly trading its shares in 2014, and was traded on the Tel Aviv Stock Exchange until 2020.

44. Nano quickly saw early success and grew rapidly, creating an international market both for its products and international interest in investing in the company.

45. Customers and investors saw Nano's tremendous promise to change the shape of 3D printing industry. Between 2020 and 2022, Nano's annual revenues grew by over 1,180%.

46. In 2020 and 2021 alone, Nano raised more than $1.5 billion in funding.

47. Nano put those funds to good use: over 18 months between 2021 and January 2023, Nano strategically acquired six companies with key synergies for its technologies and successfully merged them into its operations. These successful acquisitions contributed to a tenfold increase in annual revenues from $4 million to $43.6 million from December 2020 to December 2022.

48. With over 500 employees located in Israel, the United States, Switzerland, the United Kingdom, the Netherlands, Germany, and Australia, Nano currently serves more than 2,000 customers spanning a variety of markets, including aerospace and defense, advanced automotive, high-tech industrial, specialty medical technology, research and development, and academia. Nano's customers include multiple Western armed forces and secret services, world

renowned defense contractors from the United States and Europe, research institutes and space agencies, dozens of universities, and hundreds of industrial customers.

49.   Due to its enormous success in the market and investors' high interest in the Company, Nano has raised approximately $1.5 billion in funding, performed multiple successful acquisitions in Europe and Israel, and is in the process of negotiating more. Over $1 billion in cash and liquid assets remains available to fund its ongoing development, including research and development of its industry-changing technologies and strategic acquisitions.

50.   To further its growth and maximize value for its shareholders, Nano anticipates additional acquisitions of quality companies in the coming year.

II.   NANO'S AMERICAN DEPOSITARY SHARES

51.   In March 2016, Nano began trading its ADSs on NASDAQ. The Bank of New York Mellon serves as the depository for Nano's ADSs.

52.   An American Depositary Receipt ("ADR")[1] certificate is a standard contract that allows investors to trade in U.S. capital markets with investment exposure to foreign companies. (*SEC Investor Bulletin: American Depository Receipts* ("SEC Bulletin") (Aug. 2012)[2].) An ADS is the ownership interest represented by an ADR. The exact interests that are traded in the U.S. are subject to the terms of the certificate's governing contract, known as a deposit agreement. In a "sponsored" ADR, like the one at issue here, a company typically works with a bank that acts as the depositary; the bank then issues certificates which it manages and provides with contractually-guaranteed rights. (SEC Bulletin 1-2.) The holders of certificates are not

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[1] The terms "ADS" and "ADR" are often used interchangeably. *See Merryman v. J.P. Morgan Chase Bank*, N.A., No. 15-CV-9188, 2016 WL 5477776, at *6 n.10 (S.D.N.Y. Sept. 29, 2016) ("An ADS is an 'American Depositary Share.' […] An ADR represents the ownership interest in ADSs. […] The terms ADR and ADS are often used interchangeably").

[2] Available at: www.sec.gov/investor/alerts/adr-bulletin.pdf.

shareholders, and their entitlements are dictated by the agreement under which the certificates were issued.

53.   The legal structure of a standard ADR certificate involves the following participants: a company, a depositary, a custodian, and the owners or holders of the certificate. The contract stipulates that the company transfers shares to the depositary; the depositary (who remains the owner of the shares) assigns a custodian to hold these shares; and the depositary issues certificates corresponding to the number of shares. These certificates, once bought by the owners, are listed for trading on a national stock exchange.

54.   A certificate holder's voting rights (if it has any at all) are explicitly defined by the ADR contract. It is common in the industry for voting rights to be contingent upon the company's written request to the bank to facilitate communication with certificate holders, allowing them to instruct the bank on their voting preference.[3] In other words, certificate holders' ability to vote is exclusively tied to their provision of voting instructions to the bank— *i.e.*, they do not have the right to independently vote without acting through the bank, the actual owner of the shares at issue. Importantly, under standard ADR contracts, certificate holders are not authorized to call a shareholder meeting, vote independently, or encourage other certificate holders to vote directly. The specific rights that certificate holders have (or do not have) are governed by the deposit agreement that created the ADR certificates.

---

[3] The Federal Register further explains:

> *Under the terms of most sponsored arrangements, depositaries agree to distribute notices of shareholder meetings and voting instructions, thereby ensuring that ADR holders will be able to exercise voting rights through the depositary with respect to the deposited securities.* In addition, the depositary usually agrees to provide shareholder communications and other information to the ADR holders at the request of the issuer of the deposited securities.

Am. Depositary Receipts , 56 Fed. Reg. 24420-04, § II.B.2 & n.73 (emphasis added).

55.   Here, Defendants acquired the ADS at issue pursuant to the Amended and

Restated Deposit Agreement (the "Deposit Agreement") dated April 15, 2019 between Nano, the

holders of the ADSs, and the depositary bank, BNY Mellon. (ECF 50-1 (Deposit Agreement).)

The Deposit Agreement is binding on all Nano ADS holders, including Defendants.

III.   **MURCHINSON AND ANSON'S HISTORY OF DESTROYING VALUE FOR SHORT-TERM TRADING ADVANTAGE**

   A.   **Murchinson's Unlawful Schemes**

56.   Murchinson and its founder, Marc Bistricer, have a long history of engaging in

market manipulation for short-term trading advantage.

57.   For example, on August 17, 2021, the Securities and Exchange Commission

settled charges against Murchinson and Bistricer in connection with violations of Regulation

SHO, ultimately resulting in Murchinson and Bistricer's disgorgement of the $7 million in

profits they obtained as a result of their misconduct, as well as more than $1 million in pre-

judgment interest and other penalties. Regulation SHO protects markets from uncovered short

sales and other problematic trading practices. More specifically, the SEC determined that

Murchinson and Bistricer provided false information on *hundreds* of sale orders of a hedge fund

client to its brokers, which led those sales to be listed as "long" when they were actually "short"

positions.

58.   In October 2021, Murchinson and Bistricer were named as defendants in a

separate class action, *Herbert Silverberg v. DryShips Inc., et al.*, alleging that they had engaged

in a fraudulent scheme in concert with additional investment funds. In that scheme, Murchinson,

Bistricer, and others assisted DryShips, an offshore cargo company, to obtain hundreds of

millions of dollars in capital that they then conspired to divert to insiders, while also

manipulating the stock price to enable Murchinson and its co-conspirators to obtain a trading windfall. Murchinson and the other defendants made numerous materially false and misleading

statements to further this scheme, including false statements that various stock splits were in the

"best interest" of the DryShips shareholders (they were not) and that DryShips intended to use

the proceeds from the sales of securities to Kalani Investments Limited (a fund owned and

controlled by Murchinson) "for general corporate purposes and/or to repay indebtedness" (they

did not). In reality, the reverse stock splits were designed to enrich Murchinson at the expense of

the shareholders, and the proceeds of the stock splits were then transferred to other defendant co-

conspirators. The case is ongoing in the Eastern District of New York.

59.   In November 2022, the Ontario Securities Commission ("OSC") also launched

proceedings against Murchinson's founder and CEO, Marc Bistricer, among other defendants, as

a result of what OSC describes as an "illegal and abusive short selling scheme." Notably, the

OSC found that Bistricer executed a four-part illegal short selling scheme through which

Bistricer profited by more than $1.27 million.

B.   Anson's Unlawful Schemes

60.   Anson also has a long history of engaging in unlawful schemes that have resulted

in civil and regulatory action.

61.   For example, in November 2015, Nobilis, a Canadian corporation that owns and

manages ambulatory surgery centers, surgical hospitals, and medical marketing services brought

an action in the Ontario Superior Court of Justice against Anson and other funds for their

"unlawful short attack scheme" that involved broadcasting false and defamatory information

about Nobilis in order to drive down the price of its public shares, and then using the decline in

Nobilis's share price (which Anson and its co-conspirators caused) to increase their profits from

short sales. Anson and its co-conspirator's false statements included publicizing allegations that

Nobilis's auditors resigned amid controversy, that Nobilis's chief financial officers had been shuffled to hide impropriety, that insiders had sold all of their Nobilis common stock, and that

the Nobilis was hiding poor performance behind acquisitions. Following publication of an article

containing this allegedly false information, Nobilis's stock price fell by nearly 60%—an

extraordinary decline that Nobilis alleges Anson immediately capitalized on to achieve large

profits.

62.   In 2017, the Catalyst Capital Group Inc. ("Catalyst") and Callidus Capital

Corporation ("Callidus"), a Canadian investment firm and a Canadian asset-based lender,

respectively, brought an action against Anson in the Ontario Superior Court of Justice seeking to

hold it accountable for its illegal securities transactions, including its short sales conspiracies.

Anson's scheme with respect to Catalyst and Callidus followed a similar pattern: Anson spread

false and defamatory information about Callidus and Catalyst, which was ultimately published

in the *Wall Street Journal* and *Dow Jones Newswire*, causing a chaotic sell-off that enabled

Anson and its co-conspirators to purchase reduced-price shares to cover their naked short

positions. Anson ultimately made a substantial profit in connection with this scheme.

63.   In January 2022, Todd Augenbaum, a shareholder of Genius Brands International,

Inc. ("Genius Brands"), filed an action in this district alleging that Anson violated federal

securities laws in connection with improper short sales. More specifically, Anson, acting as lead

investor for and in coordination with other funds, engaged in illegal short-swing trades of Genius

Brands. In a familiar pattern, Anson and its co-conspirators acquired more than 10% of Genius

Brands' shares and then engaged in a media campaign to manipulate Genius Brands' stock price

for trading advantage and unlawful profits alleged to exceed $100 million.

64.   In May 2022, Sentia Wellness, Inc ("Sentia"), an Oregon cannabis company,

asserted claims against Anson in Oregon state court alleging that Anson and other creditors to

Sentia breached their fiduciary duty to Sentia's shareholders through a scheme to enrich themselves at the expense of the company. The claims contend that, after taking control of the

company through board member appointments, Anson and its co-conspirators broke up the

company and liquidated the assets for just $2 million in cash, enriching themselves instead of

improving Sentia's long term revenue and operations.

65.   Indeed, in 2021, the Department of Justice also launched an investigation of

Anson. While the information concerning the investigation remains confidential and limited

information has been disclosed, Anson was subpoenaed in March 2022 and public reports

indicate that the inquiry is related to its short-selling practices.[4]

C.   **The Defendants' Connections and Prior Coordination**

66.   On information and belief, Anson, Murchinson, and Boothbay have coordinated

with each other on prior occasions for trading advantage.

67.   Murchinson and Boothbay have a close working relationship. Murchinson's

November 18, 2022 Form ADV reveals, for example, that Boothbay is an advisor to two of

Murchinson's prior private funds, Fund #8 and Fund #9.

68.   Murchinson and Boothbay have repeatedly engaged in coordinated trading

activity. For example, on February 17, 2022, Murchinson disclosed that it held a 3.22% interest

(395,900 shares) in Benessere Capital Acquisition Corp. ("Benessere").[5] In its June 30, 2022,

Form 13F, Boothbay reported that it *also* held 395,900 shares of the same company.[6]

69.   Likewise, in the fourth quarter of 2022, Boothbay and Murchinson both made

similarly sized purchases of Immix Biopharma, Inc. shares.

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[4] https://www.bloomberg.com/news/articles/2022-03-25/hedge-fund-with-45-returns-drawn-into-doj-probe-of-short-sales#xj4y7vzkg

[5] https://www.sec.gov/Archives/edgar/data/1828735/000149315222005479/formsc13ga.htm

[6] http://edgar.secdatabase.com/1512/149315222022726/filing-main.htm

70. Further, in a March 17, 2023 letter, Murchinson *admitted* that it manages trading positions on behalf of Boothbay Absolute Return Strategies, LP and Boothbay Diversified Alpha Master Fund, LP—funds that also invest in Nano.

71. Anson and Boothbay have also coordinated their trading positions in other companies. For example, on December 31, 2021, Boothbay and Anson both purchased shares of Model Performance Acquisition Corp. ("Model Performance"), a special purpose acquisition company based in the British Virgin Islands. Anson purchased 456,461 shares, for a total of 8.2%. Boothbay purchased 268,000 shares, which—with its prior ownership of 404,500 shares—brought its stake in the company to over 10%. Exactly one year later, on December 31, 2022, Boothbay and Anson both sold 100% of their ownership in Model Performance.

72. This confluence of trading patterns is not coincidental. Rather, they represent coordinated trading activity between Defendants.

73. Notably, Murchinson and Anson maintain offices within a one-minute walk to each other in Toronto.


Lindt & Sprungli Canada
1 min
120m
Murchinson
Lindt Chocolate Shop
- Toronto PATH
Cafe Landwer
Anson Funds
University
Pearl St
York St
Pizza Takeout

(https://www.google.com/maps)

74. Further, on November 14, 2022 Twitter User @BettingBruiser posted that "Murchinson [has been] described by many to be a biz partner of Anson Funds" and posited that Anson had coordinated its short-selling with Murchinson in connection with financings in the cannabis industry.

IV.   DEFENDANTS' MANIPULATIVE SCHEME AGAINST NANO

75.   Defendants conspired to manipulate the price and market for Nano's ADSs in order to purchase shares at a discount and attempt to gain control of the Company and plunder its assets.

76.   Beginning in summer 2022, Defendants began secretly purchasing Nano ADSs. In the months that followed, they accumulated large sums of Nano ADSs—all without filing required SEC disclosures. Instead, Defendants kept their coordination secret to manipulate the price for Nano ADSs, manufacturing an artificially low price for their outsized purchases. By March 2023, Defendants had amassed a more than 10% interest in the Company, which they then used—along with a media campaign replete with false and misleading statements—to try to take control of the Company and force it to distribute more than $1 billion in cash rather than use those funds for their intended purpose, *i.e.*, to invest in Nano's long-term sustained growth.

A.   Defendants' Secret Acquisitions of Nano ADSs Begin

77.   Defendants began secretly acquiring shares of Nano ADSs in summer 2022, increasing their holdings from approximately 300,000 shares of Nano ADSs on March 31, 2022 to at least 28,489,641 shares by March 31, 2023—acquiring a more than 11% interest in the Company.

78.   Table 1 below sets forth Defendants' holdings as disclosed on their respective Form 13Fs filed with the SEC during the relevant time period:[7]

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[7] Defendants' holdings of Nano ADSs on these dates are detailed in the Form 13Fs and/or Form 13F-HRs filed by Murchinson, Anson, and Boothbay for the reporting periods ended March 31, 2022, June 30, 2022, September 30, 2022, December 31, 2022, and March 31, 2022, which are incorporated by reference.

Table 1: Defendants' Holdings (with Boothbay SEC filings)

Entity	Number of ADSs	Percentage
Defendants' holdings as of 3/31/22	**300,000**	**0.12%**
Murchinson	200,000	0.08%
Anson	0	0.00%
Boothbay	100,000	0.04%
Defendants' holdings as of 6/30/22	**9,141,801**	**3.54%**
Murchinson	5,937,234	2.30%
Anson	236,000	0.09%
Boothbay	2,968,567	1.15%
Defendants' holdings as of 9/30/22	**19,668,536**	**7.62%**
Murchinson	10,354,646	4.01%
Anson	4,136,666	1.60%
Boothbay	5,177,224	2.01%
Defendants' holdings as of 12/31/22	**23,632,517**	**9.15%**
Murchinson	10,477,279	4.06%
Anson	7,916,696	3.07%
Boothbay	5,238,542	2.03%
Defendants' holdings as of 3/31/23	**35,612,579**	**13.80%**
Murchinson	14,508,539	5.62%
Anson	13,981,102	5.42%
Boothbay	7,122,938	2.76%

79.   Boothbay has argued that the numbers reflected in Table 1 "double count" the number of ADS Defendants' held, because, it contends, its holdings are also included in the Murchinson SEC filings. Even if Boothbay's arguments are accepted, however, Defendants remain in violation of applicable laws. If Boothbay's arguments regarding "double-counting" are accepted, then Table 2 below sets forth Defendants' holdings of Nano ADS during the relevant time period:

Table 2: Defendants' Holdings (without Boothbay SEC filings)

Entity	Number of ADSs	Percentage
Defendants' holdings as of 3/31/22	**200,000**	**0.08%**
Murchinson and Boothbay	200,000	0.08%
Anson	0	0.00%
Defendants' holdings as of 6/30/22	**6,173,234**	**2.39%**
Murchinson and Boothbay	5,937,234	2.30%
Anson	236,000	0.09%
Defendants' holdings as of 9/30/22	**14,491,312**	**5.61%**
Murchinson and Boothbay	10,354,646	4.01%
Anson	4,136,666	1.60%
Defendants' holdings as of 12/31/22	**18,393,975**	**7.13%**
Murchinson and Boothbay	10,477,279	4.06%
Anson	7,916,696	3.07%
Defendants' holdings as of 3/31/23	**28,489,641**	**11.04%**
Murchinson and Boothbay	14,508,539	5.62%
Anson	13,981,102	5.42%

80.   As explained in greater detail below, regardless of which set of numbers are used, Defendants acquired a more than 5% beneficial ownership interest in Nano by no later than September 30, 2022.

81.   Defendants failed to disclose their cooperation, or when they first surpassed a 5% beneficial ownership interest in the Company, so that they could continue to purchase Nano ADSs at artificially low prices.

82.   By September 5, 2022, Murchinson had acquired more than 10,000,000 Nano ADSs. That same day, Murchinson made a non-binding offer to purchase 100% of Nano's shares at a price of $4.00/share.

83.   Just two days later, on September 7, 2022, there was an enormous uptick in trades of Nano ADSs, accompanied by an intraday increase in share price of 12% and a closing price up 6% over the day before.

84.   Notably, on September 7, 2022, two parties executed large volume purchases of Nano's security within four minutes of each other.   The first purchase was for 932,200 ADS at a

price of $2.52/ADS; the second purchase was for 926,100 ADS at a rate of $2.52. These trades totaled 1.86 million ADS, more than $4.5 million in value. Upon information and belief, Anson executed those large trades to purchase 1.86 million Nano ADS on September 7. Indeed, only Murchinson, Anson, and Boothbay's holdings of Nano ADS were sufficiently large that they could have made those trades. (*See, e.g.,* ECF 49-2 (data showing that Defendants are only entities who purchased in total more than 800,000 shares of Nano ADS during the third quarter of 2022).) Murchinson already owned approximately 10 million ADS by September 5 and ended the quarter on September 30 with just 10,354,646 ADS. Accordingly, the only logical inference is that the large September 7 purchases were made by Anson and/or Boothbay. Since the initial Complaint was filed, Murchinson and Boothbay have stated that Murchinson's SEC filings include the Nano ADSs owned by Boothbay. Anson is thus the only entity that could have purchased the 1.86 million shares on September 7.

85.   Murchinson's September 5, 2022 offer to acquire Nano was not public. But Anson's September 7 purchases cannot have been mere coincidence: rather, the trading pattern supports a strong conclusion that Anson purchased the shares based on their knowledge of non-public material information—namely, that Murchinson had offered to purchase Nano.

86.   Defendants deliberately made each of these purchases at discounted prices before news of Murchinson's offer became public. Indeed, it is well established that stock prices tend to increase immediately following the announcement of an offer to purchase a company.[8] Defendants deliberately kept Murchinson's offer and their ongoing coordination secret, while they purchased large volumes of Nano ADSs at artificially low prices.

---

[8] As just one example, shares of Twitter closed at $52/share on October 4, 2022, a 22% increase over the prior day's close, following news of Elon Musk's planned acquisition.

87.   On September 15, 2022, Nano declined Murchinson's offer to purchase the Company.

88.   Defendants' efforts to acquire additional shares, however, continued unabated. By September 30, 2022, Defendants held at least 14,491,312 Nano ADSs, representing at least 5.61% of the Company.

89.   Regulation 13D requires that an investor who owns more than 5% of a company file a Schedule 13D disclosing such beneficial ownership within 10 days of when they cross the 5% threshold. 15 U.S.C. § 78m(d); 17 C.F.R. § 240.13d-1. When groups of investors are acting in coordination, they are required to file a Schedule 13D disclosure when *the group's total holdings* surpass 5% of the beneficial ownership. 15 U.S.C. § 78m(d)(3); 17 C.F.R. § 240.13d-3.

90.   Although Defendants held at least 5.61%of the Company by September 30, 2022, they failed to file a Schedule 13D disclosing their ownership within 10 days of September 30, 2022.

91.   Notwithstanding their failure to file a Schedule 13D disclosure, Murchinson, Anson, and Boothbay all continued to secretly make additional trades of Nano ADSs after they surpassed the 5% threshold.

92.   During this period, Defendants also used their significant market share, knowledge of confidential information, and coordinated media campaigns to engage in large volume trades for significant short-term profits.

93.   At a ThinkEquity Conference at the Mandarin Oriental Hotel in New York, New York on October 26, 2022, Marc Bistricer (Murchinson's founder and CEO) and Mark Lichtenstein (Murchinson's general counsel) forcibly interrupted Nano's CEO, Yoav Stern, when he was engaged in a private meeting with Nano's shareholders. Mr. Stern offered to meet

with Bistricer at a later point, but Bistricer nonetheless continued his physical and verbal harassment of Mr. Stern, lobbying disparaging statements and threatening Nano and Mr. Stern.

94.   Bistricer's tirade at the private shareholder meeting disrupted Nano's relationship with its shareholders and created undue concerns regarding Nano's future prospects due to Murchinson's aggressive attempts to interfere with Nano's long-term growth and present operations.

95.   Murchinson repeated its offer to purchase Nano during this October 26, 2022, encounter, and Nano again declined the offer.

96.   On October 27, 2022, however, a party purchased *an additional* 3.4 million shares of Nano ADSs, at a value of more than $8 million. Upon information and belief, based on a review of trading records and SEC filings, this party was Anson.

97.   On November 3, 2022, Bloomberg published a report disclosing that Murchinson had made a non-binding offer to purchase the Company at $4.00 per share. On information and belief, Defendants leaked the offer to Bloomberg, without disclosing that it had already been twice-rejected.

98.   On November 4, 2022—the day following the Bloomberg article—Nano's ADSs closed at $2.76/share, up more than 14% from where they closed ($2.41) on November 2, before the article was published.

99.   Anson's October 27 purchase of Nano ADSs improperly attempted to capitalize on its knowledge of material, non-public information regarding Murchinson's offer by acquiring a large block of shares before news of the offer became public.

100.   By December 31, 2022, Defendants held approximately at least 18,393,975 Nano ADSs, representing more than 7.13% of the Company.

101.   In other words, each of Murchinson, Boothbay, and Anson increased their holdings of Nano ADSs between September 30, 2022 and December 31, 2022, even though *none* of them had filed the required Schedule 13D disclosure.

102.   Defendants purchased this substantial volume of shares without any interest in actually investing in Nano. By summer 2022, Defendants had learned that Nano held over $1 billion in cash and liquid assets. Defendants accordingly engaged in each of the above purchases and coordinated their manipulative scheme for the purpose of taking over Nano's operations and dismantling its assets so those funds would be distributed to Defendants, rather than invested in Nano's long-term success.

B.   Defendants' Ongoing Manipulation to Acquire Nano

103.   Unable to purchase Nano outright through an offer, Defendants began a large-scale media campaign and illegitimate proxy battle attacking Nano and its leadership.

104.   On January 22, 2023, Murchinson purported to demand a special meeting of Nano's shareholders, seeking to amend Nano's articles of association and oust four of its board members.

105.   Murchinson's January 22, 2023 demand revealed that Murchinson was acting in coordination with Boothbay. Murchinson signed the demand on behalf of Boothbay Absolute Return Strategies, LP and Boothbay Diversified Alpha Master Fund, LP pursuant to a power of attorney.

106.   Notwithstanding their close coordination and power of attorney relationship, Murchinson's Schedule 13D filed the next day (on January 23, 2023) did not disclose Murchinson's relationship with Boothbay.

107.   Murchinson's demand was invalid as a matter of Israeli law, and Nano promptly challenged it in court in Israel. Unlike this case, which involves Defendants' violation of U.S.

securities laws and related misconduct, the case in Israel concerns the validity of Murchinson's demand for a shareholder meeting under Israeli law.

108.   Murchinson next began a series of invective-laden press releases aimed at depressing Nano's share price and furthering Defendants' acquisition strategy. On February 2, 2023, Murchinson put out a press release falsely accusing Nano of a "culture of cronyism," "terrible corporate governance," and "us[ing]… acquisitions to mask the underperformance of the company." These assertions are entirely untrue.

109.   On February 8, 2023, Murchinson put out a press release falsely claiming that Nano's CEO was likely to "rush into irresponsible acquisitions for the primary purpose of diluting current shareholders and placing shares in friendly hands." This assertion was also untrue, yet Murchinson repeated its false statements in similar press releases that followed on February 13 and February 22, 2023.

110.   On March 6, 2023, Murchinson released an investor presentation misleadingly titled "Saving Nano Dimension" in which it doubled-down on its false claims regarding Nano and its management. In this presentation, Murchinson falsely accused Nano of "drastically underperforming" during Mr. Stern's stint as Chairman, overseeing "terrible corporate governance," and creating "damaging capital allocation missteps." Murchinson claimed to seek to "establish accountability and transparency." Murchinson failed to disclose its true objective, however: seizing control of Nano and short-circuiting Nano's long-term growth by looting the company.

111.   Murchinson issued serial press releases repeating similar false claims on March 8, March 9, March 12, and March 20, 2023.

112.   Meanwhile, Anson was quick to support its co-conspirator Murchinson. On March 10, 2023, after Nano pushed back against Murchinson's illegal shareholder meeting

demand, Anson issued a statement spreading false rumors about its purported "concern[] with the actions of Nano['s] management and Board." It accused Nano of engaging "in a highly destructive and distracting battle with an activist shareholder which is diverting management from prioritizing the Company's business prospects," a false characterization of a fight Murchinson picked in late 2022.

113.   On March 20, 2023, Defendants' campaign escalated further when Murchinson and Anson staged a fake "shareholder meeting" at which they purported to vote out members of Nano's board of directors and replace them with their own preferred nominees, then issued press releases falsely claiming that the board of Nano had been changed.

114.   The purported March 20 meeting was invalid as a matter of Israeli law and under the clear terms of the Deposit Agreement, which is governed by New York law. ADS holders lack the authority to call shareholder meetings in the first place, under the terms of the Deposit Agreement and Israeli law. In addition, Defendants failed to comply with Israeli legal requirements for calling shareholder meetings, including applicable notice requirements and required steps to verify share ownership. As a result of these severe legal challenges, the Bank of New York Mellon, the depository for Nano's ADSs, confirmed it would only take direction from an authorized offer of Nano to announce shareholder meetings.

115.   This ongoing smear campaign against Nano has harmed its current and prospective business relations and damaged its growth strategy.

116.   For example, for more than a year, Nano has been in discussions with EOS GmbH ("EOS"), another leading business in the additive manufacturing industry, concerning potential business combinations and partnerships that would unlock additional growth opportunities and shareholder value. Nano repeatedly spoke with Hans Langer, the founder and owner of EOS, among other key EOS agents and representatives. As a result of Defendants' smear campaign,

however, EOS terminated these discussions and informed Nano that they are not interested in pursuing any combinations with Defendants because of the mess with the Canadians (*i.e.,* Murchinson and Anson).

117.   Beginning in October 2022, Nano also engaged in serious business discussions Desktop Metal, a 3D printing company publicly traded on the New York Stock Exchange. Nano and Desktop Metal held multiple in person meetings to discuss their plans, and had almost reached agreement on a deal through which Nano would acquire Desktop Metal in exchange for several hundred million dollars and a significant number of shares in Nano. After Defendants' smear campaign erupted in early 2023, however, Desktop Metal's bank representatives informed Nano that Desktop Metal was no longer interested in discussing any transaction with Nano that would require a shareholder vote (effectively terminating the possibility of any transaction whatsoever) because of the high risk that Defendants would interfere and attempt to prevent closing of the transaction.

118.   Defendant's interference also frustrated Nano's efforts to acquire the Israel-based 3D printing company Stratasys. On March 9, 2023, after months of engagement and discussions, Nano made a non-binding offer to purchase Stratasys for $18 per share. Stratasys is a strategic, complementary asset in the additive manufacturing market, and its acquisition would have made Nano the clear leader in the industry.

119.   Defendants were aware of the potential acquisition of Stratasys and actively sought to undermine it as part of their campaign to extract Nano's assets for themselves. Murchinson repeatedly criticized the plan in public statements and encouraged shareholders to oppose it.

120.   On March 22, 2023, amidst and partly as a result of Defendants' smear campaign, Stratasys's board voted to reject Nano's offer.

121. On information and belief, Defendants' interference with Nano's potential business deals was knowing and intentional. In the course of their smear campaign, Defendants have repeatedly criticized Nano's growth plans involving potential merger and acquisition activity and sought to block such transactions. Defendants' conduct was intentionally designed to prevent Nano from engaging in synergistic acquisitions that would promote Nano's long-term growth and success, because Defendants instead wanted to raid Nano's corporate assets and take for themselves funds that would otherwise be used for strategic acquisitions.

122. As a result of Defendants' interference, Nano and its shareholders lost out on the economic opportunity and value that could have been achieved by these potential deals but for Defendants' misconduct.

123. Meanwhile, Defendants have attempted to justify their conduct by blithely asserting that shareholders have lost confidence in Nano's leadership. But Defendants' own increasing acquisitions of Nano ADSs tell a different story—after all, it makes no sense to purchase *more* shares of a company in which you have lost confidence. The reality is that Defendants never had any interest in Nano or any desire to see it succeed. Rather, their efforts to acquire Nano ADSs have been part of a large scale scheme to raid corporate assets. Defendants' repeated false and misleading statements about Nano and its leadership have only furthered that objective by driving down the price of Nano ADSs, enabling Defendants to execute on their scheme at lower prices.

C. **The Partial Truth Begins to Emerge About Defendants' Improper Coordination**

124. Amidst their public campaign to smear Nano and its leadership, Defendants were behind the scenes rapidly accumulating Nano stock and profiting from their manipulation of the

market through short-swing trading—all while flouting their SEC disclosure obligations as the largest shareholders of Nano.

125. In early January 2023, Anson and Murchinson continued to make coordinated purchases of Nano ADSs:

      a. On January 9, 2023, Anson purchased 600,000 shares on the same day that Murchinson purchased 100,000 shares.

      b. On January 10, 2023, Anson purchased 500,000 shares on the same day that Murchinson purchased 250,000 shares.

      c. On January 11, 2023, Anson purchased 500,000 shares on the same day that Murchinson purchased 391,640 share.

      d. On January 12, 2023, Murchinson purchased a total of 1,314,035 shares.

126. In short, between January 1, 2023 and January 21, 2023, Defendants purchased an additional 5,719,323 Nano ADS, bringing their holdings from at least 18,393,975 (7.12%) at 2022 year-end to at least 24,113,298 (9.34%) by January 21, 2023.

127. These purchases are just a few examples of Defendants' coordinated activity. All told, between January 1 and February 15, 2023, Murchinson purchased at least 3,196,660 shares, bringing its admitted beneficial ownership of Nano above 5%—although in reality Murchinson had crossed this threshold months earlier by virtue of its coordination with Anson and Boothbay. These purchases are set forth in Murchinson's Schedule 13Ds, which are attached as Exhibit 1.

128. Meanwhile, between January 1 and March 9, 2023, Anson purchased at least 6,317,757 ADSs, bringing its admitted beneficial ownership above 5% (although, like Murchinson, Anson had passed this threshold months earlier). These purchases are set forth in Anson's Schedule 13Ds, which are attached as Exhibit 2.

129. On January 22, 2023, Murchinson purported to demand a special meeting of

Nano's shareholders, seeking to amend Nano's articles of association and oust four of its board members.

130.   Murchinson and Anson's flurry of January 2023 purchases were designed to amass voting power ahead of their contemplated meeting. Yet Murchinson did not publicly announce its plans until January 22, 2023. Anson could not have known about Murchinson's plan other than through private conversations. More broadly, Anson has repeatedly stated that it believes Nano is mismanaged. There was no reason for Anson to purchase large amounts of Nano ADS absent plans to participate in Murchinson's unannounced special meeting and takeover attempt.

131.   In addition, Murchinson's January 22, 2023 demand also revealed Murchinson's coordination with Boothbay: Murchinson signed the demand on behalf of Boothbay Absolute Return Strategies, LP and Boothbay Diversified Alpha Master Fund, LP pursuant to a power of attorney.

132.   On January 23, 2023, Murchinson filed a Schedule 13D disclosing that it had surpassed 5% beneficial ownership of Nano. Notwithstanding their close coordination and power of attorney relationship, Murchinson's Schedule 13D did not disclose Murchinson's relationship with Boothbay. Murchinson's Schedule 13D also did not disclose its ongoing coordination with Anson.

133.   Murchinson and Anson continued their purchases of Nano ADS. By March 9, 2023, Anson purchased sufficient ADS to bring its admitted beneficial ownership above 5%. By that date, each of Murchinson and Anson held at least 5% beneficial ownership. Put differently, by March 9, the Murchinson-Anson-Boothbay group held more than 10% beneficial ownership of Nano. By March 30, 2023, the Murchinson-Anson-Boothbay group held more than 11% of Nano's ADS.

134.   Defendants concealed this creeping accumulation of Nano's shares by failing to file Schedule 13Ds and, when they did file, omitting material information.

135.   Indeed, it was not until January 12, 2023—months after Defendants exceeded 5%—that Murchinson filed a Schedule 13D with the SEC related to its acquisition of shares in Nano. Murchinson thereafter filed amended Schedule 13Ds on February 13, 2023 and March 6, 2023. Each of these Schedule 13Ds were signed by Murchinson, Nomis, BPY, EOM, and Murchinson's officers and directors Marc Bistricer, James Keyes, and Chaja Carlebach.

136.   But across three separate Schedule 13D filings, Murchinson failed to disclose that it was coordinating with Anson and Boothbay as described above. Murchinson also failed to disclose the date on which the combined group crossed the 5% and 10% thresholds.

137.   Anson also delayed filing its own Schedule 13D until months after Defendants crossed the 5% threshold. On March 10, 2023, Anson filed a Schedule 13D signed by Anson Funds Management LP, Anson Management GP LLC, Anson Advisors Inc., and Anson's officers and directors Bruce Winson, Moez Kassam, and Amin Nathoo.

138.   Like Murchinson, Anson's Schedule 13D failed to disclose that Anson was a member of a group with Murchinson and Boothbay as described above.

139.   As a result of the Anson's intentional misrepresentation and withholding of information regarding their coordination and purpose, Murchinson and Anson's Schedule 13Ds remain incomplete and misleading and violate Section 13(d) of the Exchange Act.

140.   Even in their incomplete and misleading form, the Schedule 13Ds began to finally shed light on what Defendants had intended all along. Murchinson's March 6, 2023 Schedule 13D attached its misleading "Saving Nano Dimensions" presentation and explained that Murchinson sought "immediate change […] to the Issuer's Board of Directors," as well as

sweeping changes to Nano's "corporate governance" and "capital allocation"—all bywords for

Defendants' plan to loot Nano's corporate assets and distribute them for short-term gain.

141.   Anson's March 10, 2023 Schedule 13D similarly disclosed that it intended to

propose "changes in [Nano's] operations, management, organizational documents, the

composition of the Board, ownership, capital or corporate structure, dividend policy, and strategy

and plans of the Issuer," which might include "changes to [Nano's] capital structure or *the sale*

of material assets or other extraordinary corporate transaction, including a sale of the Issuer."

(emphasis added). Defendants' Schedule 13Ds thus finally began to disclose some portion of

what Defendants had been planning privately for months while evading SEC disclosure

requirements.

142.   Anson and Murchinson's Schedule 13Ds failed to disclose, however, that they

were acting as a group and did not disclose their group's plans for Nano, including working

together to acquire a substantial position and then using that position to seek to oust members of

Nano's board of directors and ultimately distribute its assets.

143.   Meanwhile, Anson and Murchinson used their undisclosed accumulation of stock

to profit from short-swing trading of Nano shares.

144.   To prevent abuse by large shareholders and other insiders, Section 16(b) of the

Exchange Act,15 U.S.C. 78p(b), requires that any profits derived from short-swing trading be

disgorged to the issuer of stock. Short-swing trading is defined as the purchase and sale (or vice

versa) of a company's stock within a six-month period by persons deemed to be "insiders" under

the statute.

145.   An "insider" is defined in the statute as a beneficial owner of more than ten

percent of any class of the company's non-exempt, registered equity securities, or a director or

officer of the company issuing the stock. 15 U.S.C. § 78p(a), (b). For ten-percent holders and other insiders, short-swing trading is a strict liability offense, and any profits are automatically subject to disgorgement.

146.   For purposes of determining insider status as a ten-percent holder, the SEC's regulations provide that beneficial ownership is determined under the same standard as Section 13(d). 17 C.F.R. § 240.16a–1(a)(1). As a result, when groups of investors are acting in coordination, Section 16(b) short-swing liability and disclosure obligations attach when *the group's total holdings* surpass 10% of the beneficial ownership.

147.   If the numbers reported in Defendants' Form 13Fs and Form 13F-HRs filed with the SEC by Murchinson, Anson, and Boothbay are accepted, Defendants crossed the 10% ownership threshold by January 11, 2023, making each of them "insiders" under this definition.

148.   Shortly after becoming statutory insiders, Defendants began aggressively buying Nano shares when the market temporarily dipped (as a result of their own defamatory smear campaign) and then selling the ADSs days later.

149.   For example, Anson's purchases through Anson Funds Management LP included the following low-priced transactions, as set forth in its Schedule 13D attached as Exhibit 2.

a.   On January 19, 2023, Anson purchased 511,002 ADSs at a price of $2.3201 per share.

b.   On January 20, 2023, Anson purchased 828,000 ADSs at a price of $2.50 per share.

c.   On January 23, 2023, Anson purchased 23,983 ADSs at a price of $2.4775 per share.

d.   On February 10, 2023, Anson purchased 132,249 ADSs at a price of $2.4743 per share.

150.   Shortly thereafter, Anson sold these ADSs at a substantial profit:

a. On January 27, 2023, Anson sold 228,770 ADSs at a price of $2.8667 per share.

b. On February 2, 2023, Anson sold 58,018 ADSs at a price of $2.89 per share.

c. On February 3, 2023, Anson sold 79,438 ADSs at a price of $2.8829 per share.

d. On February 15, 2023, Anson sold 403,044 ADSs at a price of $2.9123 per share.

e. On February 16, 2023, Anson sold 185,574 ADSs at a price of $2.9906 per share.

f. On March 6, 2023, Anson sold 27,473 ADSs at a price of $3.187 per share.

151.   Anson has realized more than $508,893 in profits by purchasing and selling Nano ADSs between January 19, 2023 and March 6, 2023 alone.

152.   During this time, Murchinson also profited from this short-swing trading of Nano ADSs. On January 19, 2023, Murchinson and its affiliates purchased 50,000 ADSs at a price of 2.3522 per share. On February 15, 2023, Murchinson and its affiliates sold 22,086 of these ADSs at a price of $2.968 per share. In those transactions alone, Murchinson and its affiliates realized at least $13,884.13 in profit from purchasing and selling Nano ADSs. These trades are set forth in Murchinson's Schedule 13Ds attached as Exhibit 1.

153.   Like Defendant's creeping acquisition of more than 10% of Nano's shares, Defendants' trades profiting from short-term swings in Nano's stock value are another example of the abuses that the Exchange Act seeks to remedy.

154.   Defendants' fraudulent concealment of information regarding their creeping acquisition also had another purpose: evading safeguards put in place by Nano's Board of Directors to protect Nano's shareholders.

D. Defendants Breached Their Contract with Nano

155. In addition to violating federal law, Defendants' scheme to manipulate the market for Nano ADSs and secretly acquire a controlling interest at discounted prices breached Defendants' contract with Nano.

156. All Nano ADSs, including those held by Defendants, were issued subject to a deposit agreement governing the relationship between Nano, the holders of the ADSs, and the depositary bank for the ADSs. The deposit agreement currently in force is the Amended and Restated Deposit Agreement dated April 15, 2019, which is attached as Exhibit 3 ("the Deposit Agreement").

157. Defendants took ownership of their ADSs subject to the terms of the Deposit Agreement, which are endorsed on each ADS. Defendants' assent to these terms was a key term of the bargain through which Defendants were allowed to obtain interests in Nano.

158. While Nano has performed its obligations under the Deposit Agreement, Defendants have flouted their own obligations.

159. The Deposit Agreement contains specific language governing the voting of deposited shares and how notices are to be distributed to ADS holders ahead of any vote. It states in relevant part:

> SECTION 4.7. Voting of Deposited Shares.
> (a) Upon receipt of notice of any meeting of holders of Shares at which holders of Shares will be entitled to vote, if requested in writing by the Company, the Depositary shall, as soon as practicable thereafter, Disseminate to the Owners a notice, the form of which shall be in the sole discretion of the Depositary, that shall contain (a) the information contained in the notice of meeting received by the Depositary from the Company, (b) a statement that the Owners as of the close of business on a specified record date will be entitled, subject to any applicable provision of Israeli law and of the articles of association or similar documents of the Company, to instruct the Depositary as to the exercise of the voting rights pertaining to the amount of Shares represented by their respective American Depositary Shares (c) a statement as to the

manner in which those instructions may be given and (d) the last date on which the Depositary will accept instructions (the "Instruction Cutoff Date").

(b) Upon the written request of an Owner of American Depositary Shares, as of the date of the request or, if a record date was specified by the Depositary, as of that record date, received on or before any Instruction Cutoff Date established by the Depositary, the Depositary may, and if the Depositary sent a notice under the preceding paragraph shall, endeavor, in so far as practicable, to vote or cause to be voted the amount of deposited Shares represented by those American Depositary Shares in accordance with the instructions set forth in that request. The Depositary shall not vote or attempt to exercise the right to vote that attaches to the deposited Shares other than in accordance with instructions given by Owners and received by the Depositary.

160.   Defendants breached these terms of the Deposit Agreement when, on March 20, 2023, Murchinson and Boothbay purported to hold what they self-described as a "Special General Meeting of Shareholders" of Nano (the "March Meeting"). At the meeting, Defendants purported to vote out members of Nano's board of directors and replace them with their own preferred nominees. Defendants then issued press releases falsely claiming that the board of Nano had been changed.

161.   Section 4.7 makes clear that ADS certificate holders are entitled to exercise voting rights *only* by instructing the depositary bank how to vote their shares at a duly noticed shareholders meeting.

162.   Section 4.7 further makes clear that ADS holders may exercise voting rights only by "instruct[ing] the Depositary as to the exercise of the voting rights" after the Company provides notice of a shareholder meeting. It does not provide any mechanism for ADS holders like Defendants to disseminate notices, instruct the Depositary to disseminate notices, or directly vote the deposited shares.

163.   Nonetheless, Murchinson claimed it hired Okapi Partners LLC ("Okapi") as a proxy solicitor to collect votes in connection with the March Meeting. Nano has no contract or

35

relationship with Okapi, and did not authorize it to act as a proxy solicitor, collect votes, or take any other action in connection with the March Meeting.

164. Defendants' announcements surrounding the March Meeting were particularly rife with confusion, as Murchinson's initial notice instructed ADS holders to return voting instructions to the Depositary, only for Defendants to later change course and use a private firm (Okapi) to collect votes.

165. Indeed, Defendants' initial "Voting Instruction Form" informed ADS certificate holders that they should provide voting instructions "to the Bank of New York Mellon, as Depositary."

NANO DIMENSION LTD.
Instructions to The Bank of New York Mellon, as Depositary
(Must be received prior to 12:00 p.m. E.T. on March 13, 2023)

. . .

NOTE:

Please direct the Depositary how to vote by completing the reverse side. This WHITE Voting Instruction Card, when properly executed and returned, will be a request to the Depositary to vote or cause to be voted the Ordinary Shares or other deposited securities represented by your ADRs as directed herein.

The Depositary shall not vote or attempt to exercise the right to vote that attaches to the Ordinary Shares or other deposited securities, other than in accordance with such instructions.

Murchinson Ltd. and the other Proposing Shareholders named in the Proxy Statement issued thereby recommend that you vote in favor of the proposals, as set forth in the Proxy Statement.

(ECF 101-1 at 22.)

166. Because Defendants lacked the authority to call or notice the March Meeting (Deposit Agreement § 4.7), BNY Mellon declined to participate. BNY Mellon informed Defendants' proxy firm, Okapi, on February 13, 2023 that Defendants' purported notice of meeting was not valid under the terms of the Deposit Agreement, writing:

> [Y[our meeting announcement is not actionable on BNYM's part
> and there is no action we will be undertaking
> unless instructed otherwise by our client, Nano Dimension. As
> explained on our call, DR holders are not entitled to call
> for a meeting. Only BNYM can announce a meeting in its status as
> the only shareholder on record in Nana's share

registry. Only voting results lodged by BNYM will be honored by Nano Dimension.

167. As a result, BNY Mellon (the actual owner of the underlying shares) was not present at the March Meeting and did not vote any shares at that meeting.

168. In light of Defendants' confusing instructions, there is a substantial likelihood that ADS certificate holders submitted voting instructions to BNY Mellon, which were then not reflected in the skewed totals of purported votes Defendants reported from the March Meeting.

169. Nano negotiated Section 4.7 of the Deposit Agreement to ensure that ADS certificate holders would receive timely and adequate notices of any shareholder meetings, and have a fair opportunity to vote at any such meeting. Because Defendants held the purported March Meeting without complying with the terms of Section 4.7, owners of Nano's ADSs did not receive the required notices from the Depositary nor were they afforded an opportunity to vote through the Depositary.

170. Defendants' attempts to stage a fake meeting and ignore the clear voting provisions in the Deposit Agreement breached the agreement.

171. Pursuant to the Deposit Agreement, Defendants are also required to comply with applicable disclosure and notice requirements to the same extent as if the holder was a registered holder of Nano's ordinary shares:

> Each Holder and Owner agrees to comply with any applicable law, including in both the United States and Israel, with regard to the notification to the Company of the holding or proposed holding of certain interests in Shares and the obtaining of certain consents, to the same extent as if such Holder or Owner were a registered holder or beneficial owner of Shares. The Depositary is not required to take any action with respect to such compliance on behalf of any Holder or Owner, including the provision of the notification described below.

(Deposit Agreement § 3.4.)

172.   Defendants are also specifically obligated to comply with disclosure obligations

under U.S. law that are triggered upon reaching 5% ownership or higher—*i.e.*, disclosures

pursuant to the Section 13(d) of the Exchange Act:

> Each Holder and Owner agrees to comply with the provisions of
> applicable law, including in both the United States and Israel,
> which may require that persons who hold a direct or indirect
> interest in 5% or more of the voting securities of the Company
> (including persons who hold such an interest through the holding
> of American Depositary Shares) give written notice of their
> interest and any subsequent changes in their interest to the
> Company.

(Deposit Agreement § 3.4.)

173.   Defendants breached these terms of the Deposit Agreement by failing to comply

with their disclosure obligations under federal law as detailed above, including by:

a. Failing to file a Schedule 13D disclosure as required when Defendants'

combined beneficial ownership exceeded 5% ownership of Nano;

b. Filing false and misleading Schedule 13Ds that failed to disclose that

Murchinson, Anson, and Boothbay are working together as a coordinated

group;

c. Failing to file appropriate disclosures once Defendants' combined beneficial

ownership surpassed 10% of Nano's shares.

174.   As a result of Defendants' breaches, Nano has suffered a decline in enterprise

value, lost business opportunities, and incurred significant costs and expenses in responding to

Defendants' breaches of the Deposit Agreement and violations of law.

175.   Nano has also suffered irreparable harm from Defendants' breaches in that

Defendants have been permitted to hold and acquire shares to which they have no legal right by

virtue of their breach of the Deposit Agreement. Defendants have used these shares to mount a

takeover campaign that threatens to destroy Nano's business, end its existence as a going concern, and deprive Nano's shareholders of value to be realized from their investment in Nano's long-term success.

E.   **Defendants' Post-Litigation Amendments**

176.   On May 2, 2023, after Nano filed suit, Murchinson and Anson belatedly filed amended Schedule 13Ds appending the complaint to this action. Defendants' amended Schedule 13Ds fail to correct the disclosure violations, and are too little, too late to cure the events surrounding the March Meeting.

177.   First, Defendants' May 2023 amendments occurred after the March 2023 meeting. These amendments cannot retroactively change that Defendants purported to vote at the March Meeting without having made the required disclosures. Courts' power to issue equitable relief with respect to violations of Section 13(d) includes relief with respect to votes or other actions that have occurred during the violation. Accordingly, whatever the contents of the amendment, it could not have cured Defendants' violations of Section 13(d) that took place before the March Meeting, nor does it cure the fact that Defendants' unlawfully purported to cast votes at that meeting. Nano continues to suffer irreparable harm as a result of Defendants' attempts to effectuate those votes and seize control of the company without appropriate disclosure.

178.   Second, Defendants unlawfully purchased additional ADS while in violation of Section 13(d). Since September 30, 2022, Defendants' holdings have nearly doubled from at least 14,491,312 ADS (5.61%) to at least 28,489,641 ADS (11.04%). Defendants' belated May 2, 2023 amendment cannot retroactively cure the purchases that unlawfully took place between September 30, 2022 and May 2, 2023. These uncured violations continue to require the Court's action, including by voiding the votes on those shares Defendants' purported to cast at the March meeting and declining to give them legal impact.

179.   Third, in the May disclosures, Defendants do not disclose—and, in fact, deny—

they acted as a group, with Murchinson and Anson calling those allegations "without merit" in their Schedule 13Ds. As a result, the Section 13(d) violations and breaches of contract identified above were not cured by Defendants' amended disclosures because Defendants continue to deny the true facts regarding their status as a group and coordination to take over Nano.

F.   **Boothbay's Status as Beneficial Owner**

180.   After Nano filed this action, Boothbay argued that it is not a "beneficial owner" of Nano's ADS because it purportedly entered into an Investment Management Agreement ("IMA") with Murchinson under which Murchinson allegedly manages Boothbay's holdings. However, Boothbay's public admissions and filings with the SEC demonstrate that it remains a beneficial owner of its Nano ADS.

181.   First, Boothbay is a beneficial owner of its Nano ADS because its IMA with Murchinson allows it to regain control over its shares within five days. Boothbay stated in a footnote of its April 28, 2023 letter to the Court that the agreement allows Boothbay to terminate Murchinson and regain control over its Nano ADSs on five days' notice for "good reason." (ECF 59 at 2 ("Boothbay retains the right to terminate Murchinson on 5 days' notice in a narrow set of circumstances (defined as 'good reason'")).) This makes Boothbay a beneficial owner of the ADSs under Rule 13d-3(d), which provides that a party is a beneficial owner if it has the right to acquire beneficial ownership of securities "within sixty days, including but not limited to *any right* to acquire […] *pursuant to the power to revoke a trust, discretionary account, or similar arrangement*." 17 CFR § 240.13d-3(d)(1)(i) (emphasis added).

182.   Second, Boothbay has admitted that it exercises investment discretion and voting power over the Nano ADSs that it owns, including those allegedly managed by Murchinson. Boothbay's Form 13F filings with the SEC for March 2022 through March 2023 all admit that Boothbay continues to exercise "shared" investment discretion and voting authority over its

Nano ADS. This renders Boothbay a beneficial owner under Rule 13d-3, which provides that a party that "has or shares" any "investment power" or "voting power" over a security is a beneficial owner.

V.   NANO IS SUFFERING IRREPARABLE HARM FROM DEFENDANTS' MISCONDUCT

183.   Defendant's misconduct has caused and is causing irreparable harm to Nano.

A.   Nano Will Suffer Irreparable Harm If Defendants' Unlawful Votes Are Given Legal Impact

184.   Nano will suffer irreparable harm if Defendants are permitted to give legal impact to the votes they unlawfully cast at the March Meeting in breach of the plain terms of the Deposit Agreement and in violation of Section 13(d) of the Exchange Act.

185.   Under the Deposit Agreement, ADS certificate holders are entitled to exercise voting rights only by instructing the depositary bank how to vote their shares at a duly noticed shareholders' meeting. (Deposit Agreement § 4.7.) ADS holders like Defendants have no rights to call a meeting absent the Company's participation. Defendants bypassed these contractual limitations at the March Meeting, and attempt to give their unlawful votes legal impact by seating directors that they claim to have elected at that meeting.

186.   Defendants' interference with fair elections and threats to take control of Nano is a classic example of irreparable harm that would be impossible to undo after the fact. The voting provisions of the Deposit Agreement protect important interests. By requiring that the Depositary provide notices of shareholder meetings to Nano's ADS certificate holders and setting forth the clear provisions pursuant to which certificate holders can cast votes (by submitting them to the Depositary), the Deposit Agreement ensures all ADS certificate holders have notice and a fair opportunity to vote.

187.   Defendants' misconduct violated these provisions and the interests they protect,

resulting in skewed "election" results that do not reflect anything other than the preferences of Defendants and the handful of investors who accepted Defendants' invitation to attend.

188.   The actual owner of the underlying shares—the Depositary—was not present at the March Meeting and did not vote, and few ADS certificate holders other than Defendants attended: excluding Defendants, less than 13% of shares were voted. Proposals to replace Nano's directors were rejected by certificate holders other than Defendants, with less than 9.5% of ADS holders voting in support of Defendants' proposals.

189.   Defendants' attempts to use their unlawful votes to seat directors violates the parties' contract and the U.S. securities laws, and constitutes irreparable harm. Unless enjoined, Defendants' gross breaches of the Deposit Agreement may go unchecked, as they attempt to use their unlawful votes (which should be voided) to change control of the company.

190.   Additionally, Defendants' failure to make required disclosures prior to the March Meeting will irreparably harm Nano if the votes Defendants purported to cast at that meeting are given any legal effect. At the time of the vote, Defendants were in violation of Section 13(d) and the Deposit Agreement's disclosure provisions in Section 3.4, depriving ADS holders of necessary information to make an informed decision. Decisions concerning Nano's board should be made at a duly noticed election following appropriate disclosures.

B.   Nano Will Suffer Irreparable Harm If Defendants' Are Permitted to Act Upon Their Illegally Acquired Securities

191.   Defendants unlawfully purchased additional ADS while in violation of Section 13(d). Between September 30, 2022 and March 31, 2023, Defendants' holdings have nearly doubled from at least 14,491,312 ADS (5.61%) to at least 28,489,641 ADS (11.04%).

192.   Each of these ADS (and additional ADS Defendants may have acquired after March 31, 2023) was acquired during a time period when Defendants were in violation of

Section 13(d). Defendants' belated May 2023 amendment does not and cannot retroactively cure the purchases that took place before then.

193. Nano and its investors will be irreparably harmed if Defendants are permitted to act upon the securities they illegally acquired, including if Defendants attempt to vote the shares represented by their illegally acquired ADS at any shareholder meeting.

194. Because of their failure to make the required disclosures, Defendants were able to improperly increase their holdings of Nano ADS at artificially low prices. Nano and its ADS holders will be irreparably harmed if Defendants' efforts to manipulate the market for Nano ADS, purchase those ADS at artificially low prices, and then use the illegally-acquired ADS to mount a takeover scheme are allowed.

C. Nano Will Suffer Irreparable Harm if A Shareholder Meeting Is Held Without Adequate Disclosures

195. Nano and its ADS holders also will suffer irreparable harm if Defendants are permitted to vote at future meetings without complying with the disclosure obligations required by the Deposit Agreement and Section 13(d). Section 13(d) is intended to alert investors and companies to rapid accumulations of securities by parties seeking to influence control of the target company. The Deposit Agreement reinforces this requirement by specifically requiring compliance with disclosure laws. (Deposit Agreement § 3.4.) Defendants violated Section 13(d) and the Deposit Agreement by concealing their group from the marketplace, depriving Nano's investors of information necessary to make informed decisions.

196. Nano will suffer irreparable harm if the next shareholder meeting is held without adequate disclosures by Defendants. The threat of an uninformed vote is precisely the sort of irreparable harm that Section 13(d). Because Defendants continue to withhold and deny the true facts behind their coordination and plans for Nano, they are denying investors access to

information that they are entitled to consider ahead of Nano's shareholder meeting.

CAUSES OF ACTION

FIRST CAUSE OF ACTION
Violation of Exchange Act Section 13(d), 15 U.S.C. § 78m(d) – Failure to File Schedule 13D
(Against All Defendants)

197.   Plaintiffs incorporate the foregoing paragraphs by reference as if fully set forth

herein.

198.   Section 13(d) of the Exchange Act requires that any stockholder (or group of

stockholders) that acquires more than 5% of a company's registered stock must publicly report

their ownership interest to the company and the market. As explained by the SEC:

> If [a] company has registered a class of its equity securities under
> the Exchange Act, shareholders who acquire more than 5% of the
> outstanding shares of that class must file beneficial owner reports
> on Schedule 13D or 13G until their holdings drop below 5%.
> These filings contain background information about the
> shareholders who file them as well as their investment intentions,
> providing investors and the company with information about
> accumulations of securities that may potentially change or
> influence company management and policies.

(https://www.sec.gov/education/smallbusiness/goingpublic/officersanddirectors).

199.   Specifically, Section 13(d) and its implementing regulations require that any

person, or any group of persons, acting for the purpose of acquiring, holding, or voting a

corporation's securities must file a statement known as Schedule 13D with the SEC within 10

days after acquiring beneficial ownership of more than 5% of any class of the corporation's

voting securities. 15 U.S.C. § 78m(d); 17 C.F.R. § 240.13d-1.

200.   The Schedule 13D disclosure must set forth the reporting person's background,

identity, residence, citizenship, and the nature and amount of their beneficial ownership.

201.   A Schedule 13D disclosure must also report the source and amount of funds used

to purchase the beneficially owned securities. If the purchasers' purpose is to obtain control of the corporation, their Schedule 13D must set forth their plans or proposals for any major change in the corporation's structure.

202.   In addition, a Schedule 13D must report the purchasers' agreements, arrangements, or understandings concerning the corporation's securities.

203.   Under Section 13(d) and its implementing regulations, a group that acts together to acquire more than 5% of a company's securities is required to disclose their combined ownership on Schedule 13D: "When two or more persons agree to act together for the purpose of acquiring, holding, voting or disposing of equity securities of an issuer, the group formed thereby shall be deemed to have acquired beneficial ownership, for purposes of sections 13(d) and (g) of the Act, as of the date of such agreement, of all equity securities of that issuer beneficially owned by any such persons." 17 C.F.R. § 240.13d-5.

204.   When an investor fails to comply with Section 13(d), the issuer of the shares has standing to bring an action to compel compliance. As the issuer of the ADSs, Nano has standing to bring an action against Defendants.

205.   As detailed above, Murchinson, Anson, and Boothbay have acted together to acquire more than 5% of Nano's common stock through Nano ADSs, requiring them to report as a group on Schedule 13D.

206.   Defendants' group crossed the 5% ownership threshold before September 30, 2022, requiring Defendants to file a Schedule 13D and make the required disclosures of their group's agreements, financing, background, and other information set forth on Schedule 13D.

207.   Defendants failed to file a Schedule 13D disclosing their group.

208.   Based on the above violations, plaintiffs have been, are now, and will be irreparably injured because defendants' failure to file complete Schedule 13D's deprives Nano

and its shareholders of information to which they are lawfully entitled and which is necessary to understand Defendants' purposes and plans concerning Nano.

209. Nano has no adequate remedy at law.

210. Nano is entitled to an Order directing Defendants to file Schedule 13Ds that comply in all respects with the pertinent statutory and regulatory requirements. Nano is further entitled to an Order enjoining Defendants from acquiring further shares or making any effort to vote or change or affect control of Nano pending the completion of required Schedule 13D filings. Nano is further entitled to an Order prohibiting Defendants from taking any action upon, including by voting, the Nano ADS they acquired while in violation of Section 13(d).


SECOND CAUSE OF ACTION
Violation of Exchange Act Section 13(d), 15 U.S.C. § 78m(d) – Filing of False and Misleading Schedule 13Ds
(Against Murchinson and Anson)


211. Plaintiffs incorporate the foregoing paragraphs by reference as if fully set forth herein.

212. Section 13(d) of the Exchange Act precludes the filing of false and/or misleading disclosure schedules. *United States v. Bilzerian*, 926 F.2d 1285, 1298 (2d Cir. 1991) ("A duty to file under § 13(d) creates the duty to file truthfully and completely").

213. When an investor fails to comply with Section 13(d), the issuer of the shares has standing to bring an action to compel compliance. As the issuer of the ADSs, Nano has standing to bring an action against Defendants.

214. On January 12, 2023, Murchinson Filed a Schedule 13D with the SEC related to its acquisition of shares in Nano. It filed amended Schedule 13Ds on February 13, 2023 and March 6, 2023. Each of these Schedule 13Ds were signed by Murchinson, Nomis, BPY, EOM, and Murchinson's officers and directors Marc Bistricer, James Keyes, and Chaja Carlebach.

215.   Murchinson's Schedule 13D filings failed to disclose that Murchinson was a member of a group with Anson and Boothbay as alleged above.

216.   Each of Murchinson's Schedule 13D filings also failed to disclose material information regarding its agreements, arrangements, and understandings with respect to Nano' securities. Among other omissions, the filings failed to disclose that Murchinson was acting together with Anson and Boothbay to acquire shares in Nano and that the three parties had an agreement to manipulate Nano's stock price for short-term profits and to facilitate their attempted takeover.

217.   As a result of the Murchinson's intentional misrepresentation and concealment of this information, Murchinson's Schedule 13Ds were misleading and violated Section 13(d).

218.   Anson similarly filed a false and misleading Schedule 13D. On March 10, 2023, Anson filed a Schedule 13D signed by Anson Funds Management LP, Anson Management GP LLC, Anson Advisors Inc., and Anson's officers and directors Bruce Winson, Moez Kassam, and Amin Nathoo.

219.   The Anson's Schedule 13D failed to disclose that Anson was a member of a group with Murchinson and Boothbay as alleged above.

220.   Anson's Schedule 13D filings also failed to disclose material information regarding its agreements, arrangements, and understandings with respect to Nano' securities. Among other omissions, the filings failed to disclose that Anson was acting together with Murchinson and Boothbay to acquire shares in Nano and that the three parties had an agreement to manipulate Nano's stock price for short-term profits and to facilitate their attempted takeover.

221.   As a result of the Anson's intentional misrepresentation and concealment of this information, Anson's Schedule 13D was misleading and violated Section 13(d).

222. Based on the above violations, plaintiffs have been, are now, and will be irreparably injured because Murchinson and Anson's filing of false and misleading Schedule 13Ds deprives Nano and its shareholders of information to which they are lawfully entitled and which is necessary to understand Defendants' purposes and plans concerning Nano.

223. Nano has no adequate remedy at law.

224. Nano is entitled to an Order directing Defendants to file Schedule 13Ds that comply in all respects with the pertinent statutory and regulatory requirements. Nano is further entitled to an Order enjoining Defendants from acquiring further shares or making any effort to vote or change or affect control of Nano pending the completion of required Schedule 13D filings. Nano is further entitled to an Order prohibiting Defendants from taking any action upon, including by voting, the Nano ADS they acquired while in violation of Section 13(d).

THIRD CAUSE OF ACTION
Breach of Contract
(Against All Defendants)

225. Plaintiff Nano incorporates the foregoing paragraphs by reference as if fully set forth herein.

226. Nano and Defendants are parties to the Amended and Restated Deposit Agreement dated April 15, 2019. The Deposit Agreement is annexed to and incorporated into each ADS, and Defendants took ownership of their Nano ADSs subject to the term so the Deposit Agreement.

227. Nano has materially performed its obligations under the Deposit Agreement.

228. Defendants have breached their obligations under the Deposit Agreement, including by failing to comply with federal law governing disclosure and reporting of their ownership interest in Nano. Defendants' breaches include:

a. Failing to file a report on Schedule 13D as required when the Murchinson-Anson-Boothbay group exceeded 5% ownership of Nano (in violation of Section 3.4);

b. Filing false and misleading Schedule 13Ds for Murchinson and Anson that failed to disclose the Murchinson-Anson-Boothbay group (in violation of Section 3.4);

a. Failing to file appropriate disclosures once Defendants' combined beneficial ownership surpassed 10% of Nano's shares (in violation of Section 3.4); and

b. Attempting to stage a fictitious shareholder meeting that was not permitted by the terms of the Deposit Agreement or applicable law (in violation of Section 4.7).

229. Nano has been damaged as a result of Defendants' breaches as alleged herein and is entitled to damages.

230. Nano has also suffered and will continue to suffer irreparable harm from Defendants' breaches such that money damages alone will be insufficient to compensate Nano or restore the status quo. Accordingly, Nano is also entitled to equitable remedies including a rescission of Defendants' ADSs and injunctive relief.

231. Defendants' actions were gross, wanton, willful, and one in furtherance of a conspiracy to maliciously harm and damage Nano and defraud the investing public, for which punitive damages should be awarded.

FOURTH CAUSE OF ACTION
Tortious Interference with Business Relations
(Against All Defendants)

232. Nano incorporates the foregoing paragraphs by reference as if fully set forth herein.

233.   Nano enjoyed existing and prospective business relationships in that, Nano was in active discussions with EOS, Desktop Metal, and Stratsys concerning strategic deals, as described above.

234.   Defendants engaged in the wrongful conduct detailed above, including their manipulation of the market for Nano's stock for short-term gain and in order to facilitate their attempted takeover of Nano and their smear campaign against Nano.

235.   As a result of Defendants' smear campaign, the potential business partners terminated discussions with Nano and cited Murchinson's claims against Nano as the reason for doing so.

236.   Defendants' interference with Nano's potential business transactions was knowing and intentional.

237.   As a result of Defendants' wrongful conduct, Nano was injured in that Nano and its shareholders lost out on the economic opportunity and value that could have been achieved by the potential transactions but for Defendants' misconduct.

238.   Defendants' actions were gross, wanton, willful, and one in furtherance of a conspiracy to maliciously harm and damage Nano and defraud the investing public, for which punitive damages should be awarded.


FIFTH CAUSE OF ACTION
Unjust Enrichment
(Against All Defendants)


239.   Nano incorporates the foregoing paragraphs by reference as if fully set forth herein.

240.   As alleged in the foregoing paragraphs, Defendants have engaged in a pattern of wrongful conduct in which they have manipulated the market for Nano's stock for short-term gain and in order to facilitate their attempted takeover of Nano.

241. Through their conduct, Defendants have been unjustly enriched at Nano's expense by (1) artificially suppressing the stock price for Nano, which allowed them to buy more shares at artificially depressed prices (2) obtaining proceeds from those ill-gotten shares, (3) selectively releasing partial information regarding their offer to purchase Nano in order to cause the value of their shares to increase, and (4) reaping short-term profits by buying and selling Nano shares at manipulated prices through short-swing trading.

242. It is against equity and good conscience to permit Defendants to retain the proceeds of their wrongful conduct. Nano accordingly seeks an order compelling Defendants to disgorge these proceeds to Nano.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff prays that this Court enter judgment against Defendant and in favor of Plaintiff, and issue the following relief:

(a) Order Defendants to file an appropriate Schedule 13D for their entire group, as set forth herein;

(b) Order Defendants Murchinson and Anson to correct their false and misleading Schedule 13Ds;

(c) Enjoin Defendants from acquiring further shares of Nano, voting their existing shares, making any tender offer or proxy solicitation, or making any effort to change or affect control of Nano pending completion of Defendants Schedule 13D filings and a reasonable "cooling off" period following such filings;

(d) Enjoin Defendants from disposing of their existing shares except by unsolicited sales on the open market that are not prearranged;

(e) Order disgorgement of Defendant's short-swing profits on sales of Nano ADSs to Nano to prevent unjust enrichment;

(f)   Order rescission of Defendants' ADSs;

(g)   Award punitive and exemplary damages as may be allowable;

(h)   Award damages and equitable monetary relief according to proof;

(i)   Award Nano its attorneys' fees and costs as provided by law;

(j)   Grant preliminary and permanent injunctive relief to prevent further irreparable harm to Nano; and

(k)   Award all such further relief as the Court deems just and proper.

DEMAND FOR JURY TRIAL

Plaintiff hereby demands a jury trial of all claims and causes of action triable before a jury.

Dated: June 22, 2023   Respectfully Submitted,

                                        /s/ Jonathan Kortmansky
                                        J. Noah Hagey, Esq.
                                        Jonathan Kortmansky, Esq.
                                        Melissa Ginsberg, Esq.
                                        BRAUNHAGEY & BORDEN LLP
                                        118 W 22nd Street, 12th Floor
                                        New York, NY 10011
                                        Telephone: (646) 829-9403
                                        Facsimile: (415) 276-1808
                                        hagey@braunhagey.com
                                        kortmansky@braunhagey.com
                                        ginsberg@braunhagey.com

                                        Attorneys for Plaintiff Nano Dimension Ltd.